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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            NALCO CHEMICAL COMPANY
                           (Name of Subject Company)

                               ----------------

                            SUEZ LYONNAISE DES EAUX
                              H2O ACQUISITION CO.

                                   (Bidders)

                               ----------------
 Common Stock, par value $0.1875 per share (including the Associated Preferred
                            Stock Purchase Rights)
     Series B ESOP Convertible Preferred Stock, par value $1.00 per share
                        (Title of Class of Securities)

                               ----------------
        Common Stock: 629853102            Series B ESOP Convertible Preferred
                                                         Stock:
                                                          None

                     (CUSIP Number of Class of Securities)

                               ----------------

                                Patrice Herbet
                            Suez Lyonnaise des Eaux
                                1, rue d'Astorg
                                  75008 Paris
                                    France
                             011-33-1-40-06-64-00

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                               ----------------
                                   Copy to:

                                  Kevin Keogh
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200

                           CALCULATION OF FILING FEE

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
         Transaction Valuation* Amount of Filing Fee**
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
           $4,091,040,111.37          $818,208.02
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

* Estimated solely for the purpose of determining the registration fee. Based on the offer to purchase 77,189,936 shares of Common Stock (including 10,888,271 exercisable options with a weighted average strike price of $34.27) and 353,908.409 shares of Series B ESOP Convertible Preferred Stock, at a price of (i) $53.00 per share of Common Share and (ii) $1,060.00 per share of Series B ESOP Convertible Preferred Stock, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:________________   Filing Party:________________________
Form or Registration No.:______________   Date Filed:__________________________

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

                                SCHEDULE 14D-1

Item 1. Security and Subject Company.

  (a) This statement relates to the securities of Nalco Chemical Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Nalco Center, Naperville, Illinois 60563-1198.

  (b) This statement relates to (i) the shares of common stock, par value $0.1875 per share, of the Company, including the associated preferred stock purchase rights (the "Common Stock") and (ii) the shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share, of the Company (the "ESOP Preferred Stock"). The Common Stock and the ESOP Preferred Stock are referred to herein collectively as the "Shares." The information regarding the number of each class of Shares outstanding, the exact amount of each class of Shares being sought and the consideration being offered therefor is set forth in the Introduction to the Offer to Purchase, dated July 1, 1999 (the "Offer to Purchase"), and is incorporated herein by reference.

  (c) The information concerning the principal markets in which the Common Stock are traded and the sales prices for the Common Stock for each quarterly period during the past two years is set forth in the Offer to Purchase under
Section 6 ("Price Range; Dividends") and is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d),(g) H2O Acquisition Co., a Delaware corporation ("Purchaser"), is a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"). The information set forth in the Offer to Purchase under Section 8 ("Certain Information Concerning Purchaser and Parent") is incorporated herein by reference. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e), (f) During the last five years, none of Purchaser or Parent, or, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 10 ("Background of the Offer") and Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

  (a)-(c) The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(g) The information set forth in the Offer to Purchase under the Introduction, Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") and Section 13 ("Effect of the Offer on the Market for the Common Stock; Exchange Act Registration") is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer") and Schedule I is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Offer to Purchase under the Introduction,
Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") and Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") is incorporated by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) The information set forth in the Offer to Purchase under Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") is incorporated herein by reference.

  (b)-(c) The information set forth in the Offer to Purchase under Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under Section 13 ("Effect of the Offer on the Market for the Common Stock; Exchange Act Registration") is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the entire text of each of (i) the Offer to Purchase, (ii) the Letter of Transmittal to Tender Shares of Common Stock and/or Series B ESOP Convertible Preferred Stock and (iii) the Agreement and Plan of Merger, dated as of June 27, 1999, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and
(c)(1) respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

  Exhibit No.                             Description
  -----------                             -----------
 Exhibit (a)(1) Offer to Purchase.
 Exhibit (a)(2) Letter of Transmittal to Tender Shares of Common Stock and/or
                Series B ESOP Convertible Preferred Stock.
 Exhibit (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 Exhibit (a)(4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
 Exhibit (a)(5) Press Release, dated June 28, 1999, announcing the tender offer.
 Exhibit (a)(6) Form of newspaper advertisement, dated July 1, 1999, published in The Wall Street Journal.
 Exhibit (a)(7) Notice of Guaranteed Delivery.
 Exhibit (a)(8) Guidelines for Substitute Form W-9.
 Exhibit (c)(1) The Agreement and Plan of Merger dated as of June 27, 1999 among Suez Lyonnaise des Eaux, H2O Acquisition Co. and Nalco
                Chemical Company.
 Exhibit (c)(2) Confidentiality Agreement dated April 13, 1999 between
                Degremont, a wholly owned subsidiary of Suez Lyonnaise des
                Eaux, and Goldman, Sachs & Co., on behalf of Nalco Chemical
                Company.
 Exhibit (c)(3) Form of Agreement as to Terms of Employment.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Suez Lyonnaise des Eaux

                                                  /s/ Philippe Brongniart
Dated: July 1, 1999                       By:__________________________________
                                          Name: Philippe Brongniart
                                          Title: Member of the Executive Board


                                          H2O Acquisition Co.

Dated: July 1, 1999                               /s/ Philippe Brongniart
                                          By:__________________________________
                                          Name: Philippe Brongniart
                                          Title: Director